U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):
      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
          For Period Ended: March 31, 2000
      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:


Part I---Registrant Information


         Full Name of Registrant
                  ITEC Attractions, Inc.

         Address of Principal Executive Office (Street and Number)
                  3562 Shepherd of the Hills Expressway

         City, State and Zip Code
                  Branson, Missouri 65616

         File Number
                  0-21070


Part II---Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    / (a) The reasons described in reasonable detail in Part III of this form
    /     could not be eliminated without unreasonable effort or expense;
    /
    / (b) The subject annual report, semi-annual report, transition report on
    /     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] /     filed on or before the fifteenth calendar day following the prescribed
    /     due date; or the subject quarterly report of transition report on Form
    /     10-Q, or portion thereof will be filed on or before the fifth calendar
    /     day following the prescribed due date; and
    /
    / (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    /     has been attached if applicable.




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Part III---Narrative

     Due to a delay in completing quarter-end financial statements, the form 10-QSB for the quarter ending March 31, 2000, could not be completed without unreasonable effort or expense.



Part IV---Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Paul E. Rasmussen             (417)           335-3533
             (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                ITEC Attractions, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        May 15, 2000                 By   /s/Paul E. Rasmussen
                                              ------------------
                                              Paul E. Rasmussen
                                              President and
                                              Chief Operating Officer